EXHIBIT 5.2

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

December 4, 2008

Teva Pharmaceutical Industries Limited

5 Basel Street

Petach Tikvah 49131

Israel

Ladies and Gentlemen:

We have acted as special U.S. counsel for Teva Pharmaceutical Industries Limited, an Israeli corporation (the “Company”), in connection with the Teva Pharmaceutical Industries Limited 2002 Stock Option Plan for Non-Employee Barr Directors (formerly the Barr Laboratories, Inc. 2002 Stock Option Plan for Non-Employee Directors) and the Teva Pharmaceutical Industries Limited 1993 Stock Option Plan for Non-Employee Barr Directors (formerly the Barr Laboratories, Inc. 1993 Stock Option Plan for Non-Employee Directors) (the “Plans”). The Company will assume the Plans and the outstanding awards under the Plans, subject to the closing of the transactions described in that certain Agreement and Plan of Merger, dated as of July 17, 2008, among the Company, Boron Acquisition Corp. and Barr Pharmaceuticals, Inc. (“Barr”), as amended (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, awards outstanding under the Plans held by non-employee members of Barr’s board of directors will be converted into options to purchase ADSs (as defined below).

The Company is filing a registration statement on Form S-8 (the “Registration Statement”) with the United States Securities and Exchange Commission to register the offering and sale of 777,987 ordinary shares, par value NIS 0.1 per share, of the Company (the “Shares”), to be issued under the Plans. The Shares shall be represented by the Company’s American Depository Shares (“ADSs”) under the Amended and Restated Deposit Agreement, dated as of January 11, 2008 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and the holders from time to time of the Company’s ADSs. The Shares being registered are issuable in accordance with the terms of the Plans.

We have reviewed the Deposit Agreement evidencing ADSs and have considered such aspects of New York law as we have deemed relevant for purposes of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies. In addition, for purposes of our opinion, we assume the transaction described in the Merger Agreement will be consummated in accordance with its terms.

Subject to the qualifications set forth below, and based upon, and subject to, the foregoing, we are of the opinion that:

1.	The Deposit Agreement, assuming due authorization, execution and delivery by the Depositary and the Company, constitutes a legal, valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

2.	The ADSs, when sold or delivered in accordance with the Plans, will entitle the holders of such ADSs to the rights specified in the Deposit Agreement.

We are members of the bar of the State of New York and do not express any opinion as to the laws of any other jurisdiction.

This opinion is being rendered solely in connection with the registration of the offering and sale of the Shares, as represented by ADSs, pursuant to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. By giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued or promulgated thereunder.

Very truly yours,

/s/ WILLKIE FARR & GALLAGHER LLP